Exhibit 21.1

CAPITAL SOUTHWEST CORPORATION
List of Subsidiaries

Name of Subsidiary	State of Incorporation

I-45 SLF LLC	Delaware
Capital Southwest Equity Investments, Inc.	Delaware
Capital Southwest SBIC I, LP	Delaware
Capital Southwest SBIC I GP, LLC	Delaware